SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2004**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO ______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

<u>EXHIBIT INDEX</u>

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

Financial Statements and Independent Auditors' Report

December 31, 2004 and 2003

AVISTA Corp.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents

LE MASTER &
DANIELS PLLC

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee
Investment and Employee Stock
Ownership Plan for Employees of
Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
March 31, 2005

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Net Assets Available for Benefits — December 31, 2004

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 14,967	$ 3,778	$ 18,745
Common and preferred stock	53,399,783	325,976	53,725,759
Mutual funds	115,157,587	-	115,157,587
Common/collective trust	28,071,706	-	28,071,706
Participant loans	2,414,774	-	2,414,774
Total investments	199,058,817	329,754	199,388,571
Receivables:			
Employer contributions	111,021	-	111,021
Employee contributions	253,152	-	253,152
	364,173	-	364,173
Total assets	199,422,990	329,754	199,752,744
LIABILITIES:			
Note payable	-	495,250	495,250
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$ 199,422,990	$ (165,496)	$ 199,257,494

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Net Assets Available for Benefits — December 31, 2003

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ASSETS:			
Investments, at current value:			
Cash equivalents	$ 11,583	$ 99	$ 11,682
Common stock	55,991,513	1,713,300	57,704,813
Mutual funds	94,020,690	-	94,020,690
Common/collective trust	26,238,570	-	26,238,570
Participant loans	2,256,423	-	2,256,423
Total investments	178,518,779	1,713,399	180,232,178
Receivables:			
Employer contributions	131,650	-	131,650
Employee contributions	313,617	-	313,617
	445,267	-	445,267
Total assets	178,964,046	1,713,399	180,677,445
LIABILITIES:			
Broker payable for unsettled trades	20,059	-	20,059
Note payable	-	2,423,500	2,423,500
Total liabilities	20,059	2,423,500	2,443,559
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS	$ 178,943,987	$ (710,101)	$ 178,233,886

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income:			
Interest and dividends	$ 5,726,304	$ 414,817	$ 6,141,121
Net appreciation (depreciation) in current value of investments	9,242,038	(21,454)	9,220,584
	14,968,342	393,363	15,361,705
Contributions:			
Employer	2,472,802	1,680,530	4,153,332
Employee	8,767,707	-	8,767,707
Rollovers	543,231	-	543,231
	11,783,740	1,680,530	13,464,270
Allocation of 76,105 shares of Avista Corp. common stock, at market	1,365,870	-	1,365,870
	28,117,952	2,073,893	30,191,845
DEDUCTIONS:			
Distributions to participants	7,560,510	-	7,560,510
Administrative expenses	78,439	-	78,439
Interest expense	-	163,418	163,418
Allocation of 76,105 shares of Avista Corp. common stock, at market	-	1,365,870	1,365,870
	7,638,949	1,529,288	9,168,237
NET INCREASE	20,479,003	544,605	21,023,608
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	178,943,987	(710,101)	178,233,886
End of year	$ 199,422,990	$ (165,496)	$ 199,257,494

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

	401(k) and Allocated ESOP	Unallocated ESOP	Total
ADDITIONS:			
Investment income:			
Interest and dividends	$ 4,160,704	$ 399,150	$ 4,559,854
Net appreciation in current value of investments	39,922,401	851,171	40,773,572
	44,083,105	1,250,321	45,333,426
Contributions:			
Employer	2,609,936	1,654,958	4,264,894
Employee	8,190,785	-	8,190,785
Rollovers	46,538	-	46,538
	10,847,259	1,654,958	12,502,217
Allocation of 74,814 shares of Avista Corp. common stock, at market	1,095,753	-	1,095,753
	56,026,117	2,905,279	58,931,396
DEDUCTIONS:			
Distributions to participants	6,285,788	-	6,285,788
Administrative expenses	79,411	-	79,411
Interest expense	-	334,186	334,186
Allocation of 74,814 shares of Avista Corp. common stock, at market	-	1,095,753	1,095,753
	6,365,199	1,429,939	7,795,138
NET INCREASE	49,660,918	1,475,340	51,136,258
NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:			
Beginning of year	129,283,069	(2,185,441)	127,097,628
End of year	$ 178,943,987	$ (710,101)	$ 178,233,886

See accompanying notes to financial statements.

NOTE 1 —DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2002, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation.

b. *Eligibility* – Employees are eligible to participate in the Plan after their first pay period following employment.

c. *Funding policy* – Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld. The employer contribution is equal to 75% of the first 6% of compensation deferred. Employer contributions are made out of current or accumulated earnings of the Corporation.

d. *Employee contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to not less than 1% of their earnings. A participating employee's annual before-tax contribution was subject to federal limits of $13,000 in 2004 and $12,000 in 2003. Employee contributions represent tax-deferred compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee.

e. *Employer contributions* – The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 5). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter.

f. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

g. *Distributions* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years.

h. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

i. *Administration* – The Plan is administered by the Compensation & Organization Committee consisting of directors and employees appointed by the Corporation's Board of Directors. Payment of certain administrative expenses is the responsibility of the Plan.

j. *Termination of the Plan* – The Corporation may discontinue employer contributions and terminate the Plan by resolution of the Board of Directors. In the event of termination, the rights of Plan participants are nonforfeitable. The assets will be distributed based on the value of a prior valuation date plus any employee and employer contributions made between the valuation date and the date the Plan is terminated. Any balance remaining in the trust fund will be allocated to Plan participants ratably in proportion to the values of their respective accounts.

k. *Diversification* – Diversification is offered to participants so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. The accounting records of the Plan are maintained on the accrual basis. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

b. Investments are stated at current market value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Corporation stock held in the Avista Corporation Company Stock Fund is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

c. Benefits are recorded when paid.

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 —INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code.

NOTE 4 —INVESTMENTS:

As of December 31, 2004, the Plan's investments were held by The Vanguard Group, Inc. Investments that represent 5% or more of the Plan's net assets in either year are separately identified.

Investments as of December 31, 2004 and 2003, were as follows:

	December 31,	
	2004	2003
Cash equivalents	$ 18,745	$ 11,682
Vanguard Retirement Savings Trust	28,071,706	26,238,570
Artisan International Fund	5,602,769	4,968,351
Dodge & Cox Stock Fund	5,786,340	3,285,768
Julius Baer International Equity Fund	8,921,827	6,676,593

NOTE 4 —INVESTMENTS (continued):

	December 31, 2004	December 31, 2003
Sentinel Small Company Fund	$ 1,474,228	$ 473,794
Sterling Capital Small Cap Value Fund	1,478,226	892,057
Vanguard 500 Index Fund	34,284,501	30,608,340
Vanguard PRIMECAP Fund	8,201,595	5,756,812
Vanguard Small Cap Growth Index Fund	16,485,218	14,169,889
Vanguard Small Cap Value Index Fund	2,737,961	1,559,477
Vanguard Total Bond Market Index Fund	7,261,250	5,960,040
Vanguard Value Index Fund	886,293	499,455
Vanguard Wellington Fund	22,037,379	19,170,114
Avista Corporation Company Stock Fund	51,495,469	55,516,171
Self-directed accounts	2,230,290	2,188,642
Participant loans	2,414,774	2,256,423
	$ 199,388,571	$ 180,232,178

Net appreciation (depreciation) in value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2004 and 2003, was as follows:

	Years Ended December 31, 2004	Years Ended December 31, 2003
Mutual funds	$ 10,447,957	$ 19,056,880
Common and preferred stock	(1,227,373)	21,716,692
	$ 9,220,584	$ 40,773,572

NOTE 5 —EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

In April 1990 an ESOP component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments are made against the note, a fixed number of shares is released from the trust fund and transferred to the ESOP fund where they are allocated to Plan participants. The note is to be repaid over a 15-year term at an annual interest rate of 9.5%. Principal payment on this note is as follows:

Year Ending December 31,	Amount
2005	$ 495,250

The note is collateralized by the unallocated shares of Corporation stock remaining in the trust fund. Allocated and unallocated portions of the ESOP component of the Plan are as follows:

	December 31,			
	2004		2003	
	Allocated	Unallocated	Allocated	Unallocated
Number of Corporation shares	981,552	18,448	905,447	94,553
Cost	$ 13,864,442	$ 260,578	$ 12,789,439	$ 1,335,561
Market	$ 17,344,024	$ 325,976	$ 16,406,700	$ 1,713,300

NOTE 6 —PARTICIPANT WITHDRAWALS:

Certain participants elected to withdraw from the Plan (e.g., by termination of employment) and were paid subsequent to the Plan's year end. Those withdrawals amounted to approximately $313,000 and $405,000 as of December 31, 2004 and 2003, respectively. For financial reporting purposes, those amounts are not included as distributions in the statements of changes in net assets available for benefits until actually paid.

NOTE 6 —PARTICIPANT WITHDRAWALS (continued):

The Department of Labor requires that participant withdrawals be reported as a liability on Form 5500 in the year the participant withdraws from the Plan. The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	$ 199,257,494	$ 178,233,886
Participant withdrawals payable	(313,000)	(405,000)
Net assets available for benefits per Form 5500	$ 198,944,494	$ 177,828,886
Distributions to participants per the financial statements	$ 7,560,510	$ 6,285,788
Participant withdrawals payable, beginning of year	(405,000)	(85,000)
Participant withdrawals payable, end of year	313,000	405,000
Distributions to participants per Form 5500	$ 7,468,510	$ 6,605,788

NOTE 7 —RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Schedule of Assets Held for Investment Purposes — December 31, 2004

Identity of Issue	Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Cash equivalents:		
Interest-bearing cash equivalents	Due on demand, rate fluctuates daily	$ 18,745
Common/collective trust:		
Vanguard Retirement Savings Trust	28,071,706 shares	28,071,706
Mutual funds:		
Artisan International Fund	253,061 shares	5,602,769
Dodge & Cox Stock Fund	44,435 shares	5,786,340
Julius Baer International Equity Fund	282,247 shares	8,921,827
Sentinel Small Company Fund	197,353 shares	1,474,228
Sterling Capital Small Cap Value Fund	79,347 shares	1,478,226
Vanguard 500 Index Fund	307,099 shares	34,284,501
Vanguard PRIMECAP Fund	131,647 shares	8,201,595
Vanguard Small Cap Growth Index Fund	1,087,415 shares	16,485,218
Vanguard Small Cap Value Index Fund	195,989 shares	2,737,961
Vanguard Total Bond Market Index Fund	707,035 shares	7,261,250
Vanguard Value Index Fund	41,513 shares	886,293
Vanguard Wellington Fund	729,956 shares	22,037,379
Total mutual funds		115,157,587
Common stock:		
Avista Corporation	2,914,288 shares	51,495,469
Self-directed securities	Various	2,230,290
Total common stock		53,725,759
Participant loans	Interest rates from 5% to 10.5% per annum; maturity dates from 2005 to 2014	2,414,774
Total investments		$ 199,388,571

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2004 Form 5500, Return of Employee Benefit Plan.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Chief Financial Officer & Treasurer, responsible for administration of The Investment and Employee Stock Ownership Plan of Avista Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 28, 2005.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By ______________________
Name: Malyn K. Malquist
Title: Senior Vice President, Chief Financial Officer & Treasurer

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

LE MASTER &
DANIELS PLLC

ACCOUNTING
AND
CONSULTING
SERVICES

MEMBER OF
THE
McGLADREY
NETWORK

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation of our report dated March 31, 2005, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corp. for the year ended December 31, 2004.

LeMaster & Daniels PLLC

Spokane, Washington
June 23, 2005